Adira Energy Ltd.
(A Development Stage Company)
MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the year ended December 31, 2010

The following is a discussion and analysis of the activities, consolidated results of operations and financial condition of Adira Energy Ltd. (“Adira”, “we”, “our”, “us”, or the “Company”) for the year ended December 31, 2010 and the 267-day period ended December 31, 2009, which have been prepared on the basis of information available up until August 29, 2011. Management’s Discussion and Analysis should be read in conjunction with the Company’s financial statements for the year ended December 31, 2010, filed on SEDAR on August 29, 2011.

Change in Year end and adoption of International Financial Reporting Standards (“IFRS”)

On August 25, 2011, the Company changed its year-end from September 30 to December 31. In light of the change in year-end and in accordance with the Canadian Accounting Standards Board’s requirement to adopt IFRS for all periods after January 1, 2011, the Company has elected to file its financial statements from the reverse take-over acquirer’s inception on April 8, 2009 through to December 31, 2010 in accordance with IFRS. As such, the Company has filed audited financial statements for the year ended December 31, 2010 and the 267-day period ended December 31, 2009 prepared in accordance with IFRS. As a result of the filing of IFRS compliant statements no transitional period arises from the change in year-end. December 31, 2011 will be the Company’s next year end.

All monetary amounts are reported in United States dollars and in accordance with IFRS unless otherwise noted.

Forward-Looking Statements

This Management’s Discussion and Analysis of Financial Conditions and Results of Operations contains certain forward-looking statements. All statements other than statements of historical fact that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “contemplate”, “target”, “believe”, “plan”, “estimate”, “expect” and “intend” and statements that an event or result “may”, “will”, “can”, “should”, “could” or “might” occur or be achieved and other similar expressions. These statements are based upon certain assumptions and analyses made by management in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. However, whether actual results and developments will conform with management’s expectations is subject to a number of risks and uncertainties, including the considerations discussed herein and in other documents filed from time to time by the Company with Canadian security regulatory authorities, general economic, market or business conditions, the opportunities (or lack thereof) that may be presented to and pursued by management, competitive actions by other companies, changes in laws or regulations and other factors, many of which are beyond the Company’s control. These factors may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements and there can be no assurance that the actual results or developments anticipated by management will be realized or, even if substantially realized, that they will have the expected results on Adira Energy Ltd. All of the forward-looking statements made herein are qualified by the foregoing cautionary statements. The Company expressly disclaims any obligation to update or revise any such forward-looking statements.

1.1        Date

The effective date for this report is August 29, 2011.

1.2        Overall Performance

Information on the Company

Adira Energy Ltd. (“Adira” or the “Company”) is an oil and gas early-stage exploration company. The Company has been granted four petroleum licenses.

The Company has been granted four petroleum licenses consisting of one onshore petroleum license, the “Eitan License No. 356 (“Eitan”), and three offshore licenses being the Gabriella License No. 378 (“Gabriella”), the “Yitzhak License No. 380 (“Yitzhak”) and the “Samuel License No. 388 (“Samuel”) (Gabriella, Yitzhak and Samuel - collectively the “Offshore Licenses”). In addition, the Company has an option, subject to the fulfillment of certain conditions, to acquire a 5% participating interest in each of two deep water licenses offshore Israel called the Myra and Sara licenses.

The Company’s current trading symbol on the TSXV is “ADL”. The Company also trades on the OTCBB with the trading symbol “ADENF” and on the Frankfurt Stock Exchange with the trading symbol “AORLB8”.

Reverse Take-over August 2009

The Company, now known as “Adira Energy Ltd.”, was incorporated on February 20, 1997 under the name “Trans New Zealand Oil Company” in the State of Nevada, United States of America. It changed its name to “AMG Oil Ltd.” on July 27, 1998. On November 25, 2008, the Company’s shareholders approved the change of its jurisdiction of incorporation from the State of Nevada to the Canadian federal jurisdiction.

On April 29, 2009, the Company entered into a letter of intent to purchase all of the issued and outstanding shares of Adira Energy Corp. ("Adira Energy"), an oil and gas exploration and development company incorporated under the Business Corporations Act (Ontario) on April 8, 2009, in exchange for shares of the Company. As part of the arrangement, Adira Energy conducted a share split to increase Adira Energy's number of issued and outstanding common shares from 22,500,000 to 31,200,000. The proposed transaction was further subject to Adira Energy completing a private placement of a minimum of $2 million.

Pursuant to the share exchange agreement, dated September 1, 2009, the Company acquired all of the issued and outstanding common shares of Adira Energy by issuing 39,040,001 common shares of the Company to Adira Energy's shareholders on a one for one basis and Adira Energy became a wholly-owned subsidiary of the Company. This share exchange agreement resulted in a reverse takeover ("RTO") of the Company by Adira Energy for accounting purposes.

On November 26, 1009, Adira Energy changed its name to Adira Energy Holding Corp. (“Adira Holdings”).

On December 17, 2009, the Company changed its name from “AMG Oil Ltd.” to “Adira Energy Ltd.”.

Private Placement in November 2010

On November 22, 2010, in conjunction with its listing on the TSX Venture Exchange (December 2, 2010), the Company completed a private placement of 27,500,000 subscription receipts for gross proceeds of $11 million. On December 3, 2010, the Receipts were converted into 27,500,000 common shares at $0.40 per share and 13,750,000 common share purchase warrants (“Warrants”) with an exercise price of $0.55 for each Warrant. In addition, 1,307,375 broker warrants were issued at an exercise price of $0.40 for each warrant.

Developments in 2011

On February 15, 2011, the Company announced a private placement of 10,483,870 common shares at a price of CND$ 0.62 per share for gross proceeds of CND$ 6.5 million.

During 2011, 100,000 warrants were converted into 100,000 common shares, 4,831,218 stock options were issued to directors, officers and employees and 437,936 stock options were converted into 437,936 common shares.

Business Overview

The Company has been granted the following petroleum licenses from the State of Israel:

Offshore

  Gabriella - covering 97,000 acres (392 sq. km.) approximately 10km offshore Israel between Netanya and Ashdod. The license was issued in July, 2009 for an initial three year period and may be renewed upon fulfillment of certain conditions for a further four year period. The Company has a 15% working interest in this license with an option to farm into an additional 15% anytime until the earlier of six months after a discovery or seven years from July 2009. The Company is being carried by Modiin Energy LP (“MELP”) (who has a 70% working interest) for its share of costs up to the first $8 million of expenditure. The Company is the operator of the Gabriella License and is entitled to receive a 7.5% operating fee on all its expenditures. In addition, MELP pays Adira: 1) a monthly management fee of $ 12.5 thousand for a period of two years commencing February 1, 2010, 2) half of the management fees paid by MELP’s general partner to MELP (3.75% of 7.5% management fees) in respect to this license, for a period of 24 months, commencing February 1, 2010, after which the amount increases to 4.25%; and 3) a royalty of 2.25% from both MELP and MELP’s general partner, each from any resources extracted until MELP recovers its costs incurred, after which the royalty increases to 5.25%.

  Yitzhak - covering 31,555 acres (127.7 sq.km) approximately 17 km offshore Israel between Hadera and Netanya, directly to the North of and contiguous to Gabriella. The license was issued in October, 2009 for an initial three year period and may be renewed upon fulfillment of certain conditions for a further four year period. The Company has an 85% working interest in this license. The Company is the operator of the Yitzhak License and is entitled to receive a 7.5% operating fee on all its expenditures.

  Samuel - covering 88,708 acres (359 sq. km) approximately17 km offshore Israel adjacent to the shoreline between the City of Ashkelon in the South and the City of Rishon Le’tziyon in the North. The license was issued on August 1, 2010 to a consortium led by the Company, which has a net working interest of 38.25% in this license. The company’s 60% owned subsidiary is the joint operator of the Samuel License and is entitled to receive a 7.5% operating fee on all its expenditures.

Onshore

  Eitan - covering 31,060 acres (125.7 sq.km.) in the Hula Valley located in Northern Israel. The license was issued in December 2008 for an initial three year period and may be renewed upon fulfillment of certain conditions for a further four year period. The company owns 100% of this license.

The Company also has the following option on other licenses in Israel:

  Myra and Sara - In August 2010, the Company announced that it has signed a definitive co-operation agreement with Geo Global Resources Inc., and its wholly-owned subsidiary, Geo Global Resources (India) Inc. (collectively “GGR”) confirming the terms whereby GGR has agreed to assign an option it has to acquire up to a 5% participating interest in each of two deep water licenses offshore Israel Myra and Sara, to the Company. The Sara and Myra Licenses are each subject to joint operating agreement among the holders of the participating interests in the respective licenses, which joint operating agreements govern the operations with respect to the exploration work on the licenses and the change of any interest holders in these licenses. As a condition to the acquisition of such 5% interest, the Company will also be required to become a signatory to the joint operating agreements which require (i) the approval of existing signatories to the joint operating agreements in accordance with the terms of the joint operating agreements, and (ii) the approval of the Israeli Petroleum Commissioner. Upon the exercise of the Company’s interest and receipt of the approvals, the Company will be required to pay $1.2 million in one lump sum payment to certain parties of the joint operating agreements. Additionally, the Company will be expected to pay its pro rata share of expenditures, pursuant to the joint operating agreements. The option is dependent upon a number of circumstances beyond the control of the Company and there is no assurance that the Company will be able to exercise the option.

  Notera License - The Company had a right to farm into 70% of the Notera License which is approximately 19,000 acres and contiguous and directly to the south of the Eitan License. In July 2011, the Company waived its right to farm into the Notera license. The Company has therefore terminated all agreements with CGH relating to the Notera License.

The following activities have been carried out on the Company’s licenses through to the date of this report:

Offshore

  Gabriella and Yitzhak: The Company completed a state of the art 3D geophysical survey on the Yitzhak and Gabriella licenses. The dual axis survey completed on Gabriella is a technology designed to define the exact target structure on that license. Two independent 3D surveys will overlay each other at opposing axis. In March 2011, the Company signed an agreement with CGG Veritas Services (UK) Limited (“Veritas”), pursuant to which Veritas will process the 3D seismic data from both the Yitzhak and Gabriella surveys. In May 2011, the Company formally contracted Gustavson Associates LLC as an independent contractor, to provide professional, geophysical, petrophysical, geological and engineering services for resource interpretation and evaluation on the first phase of processing (often termed “Fast Track”) for Gabriella and Yitzhak.

  Samuel: In March 2011, the Company signed a contract with ARIS Nefterazvedka LLC., a Russian geophysical contractor specializing in OBC or Ocean Bottom Deployed Cables. This system provides very high resolution recording of targets with little impact with surface traffic. The OBC system provides an excellent quality survey for shallow transient zones. The Survey was completed on July 31, 2011 and the Company has engaged GX Technology EAME Ltd. to commence the processing of the 3D data, which is expected to take up to six months to complete.

Onshore

  Eitan: The Company has completed three workovers and specialized pumps have been mobilized for installation. Drilling and wireline coring operations on the first of two new gas wells commenced in mid- February 2011. The first well has already been cored through the first interval of coal at approximately 625 meters. Following desorption, samples of the core will be selected for laboratory analysis. The economics of the coal zones will be determined by the gas content and produceability. Upon completion of desorption and absorption work, the Company will have a better understanding of the well and therefore define a program for further drilling and economics of development. The Company considers current drilling at this depth exploratory.

The Company presently does not produce any oil or gas and does not earn any significant revenues. The Company currently earns revenues from the Company's activity as the operator on its Offshore Licenses, management fees earned from Modiin Energy.

Capital Expenditures and Divestitures

During the year ended December 31, 2010, the Company incurred capital expenditures of $81 thousand, which relates to costs incurred to set up drilling rig site on the Eitan license and office and commuter equipment for our Tel-Aviv office. The Company did not make any capital divestitures.

The Company's planned capital expenditures during 2011 will include the above mentioned drilling exploration program in connection with the Eitan license and the completion of the set-up of the Israeli office.

1.3        Selected Financial Information

The following table show selected summary consolidated financial information which has been derived from the interim consolidated financial statements of the Company at December 31, 2010:

		267-day
	Year ended	period ended
	December 31,	December 31,
	2010	2009
	U.S. dollars in thousands

Revenues	$1,707	$-

Net loss and comprehensive loss for the period	$(3,004)	$(6,722)

Basic and diluted net loss per share	$(0.05)	$(0.14)

The increase in revenues in 2010 is as a result of the commencement of significant exploration activities that took place in 2010, for which Adira received operator and consulting fees that were not earned in 2009. Also included in 2010 is other income recognized on the farm out of the Gabriella license.

Total exploration and share based compensation expenses were greater in in 2010, however, in 2009, the Company recorded share issuance expenses in respect of the reverse take-over in August 2009 which gave rise to a $4.9 million charge to the Statement of Comprehensive Loss.

The Company has provided details of the above mentioned movements in sections 1.4 through 1.7 of this document.

Additional disclosure for venture issuers without significant revenues:

		267-day
	Year ended	period ended
	December 31,	December 31,
	2010	2009
	U.S. dollars in thousands

Exploration and evaluation assets or expenditures	$1,485	$195
Expensed research and development costs	$-	$-
Intangible assets arising from development	$-	$-
General and administration expenses	$3,206	$1,639
Other material costs	$-	$-

1.4        Results of Operations

The following table show selected summary consolidated results of operations which have been derived from the consolidated financial statements of the Company at December 31, 2010:

		267-day
	Year ended	period ended
	December	December
	31,	31,
	2010	2009
	U.S Dollars in Thousands

Revenues and other income	$1,707	$-

Expenses:
Exploration expenses	1,485	195
General and administrative expenses *)	3,206	1,639

Total expenses	4,691	1,834

Operating loss	(2,984)	(1,834)

Financing income	-	15
Financing expense	(5)	-
Issuance expenses	-	(4,902)

Loss before income taxes	(2,989)	(6,721)

Income taxes	15	1

Net loss and comprehensive loss	(3,004)	(6,722)

Net loss and comprehensive loss attributed to:

Equity holders of the parent	(2,958)	(6,722)
Non-controlling interests	(46)	-

	(3,004)	(6,722)

Basic and diluted net loss per share attributable to equity holders of the parent	$(0.05)	$(0.14)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	65,653,700	49,184,720

*) Include share based compensation	1,277	937

Year ended December 31, 2010 compared to the 267 day period ended December 31, 2009

Revenues

For the year ended December 31, 2010, the Company earned revenues of $1,707 thousand, as compared to $0 for the 267 day period ended December 31, 2009. The increase in revenues in 2010 is a result of the Company having commenced most of its exploration activities in 2010 as the operator on its Offshore Licenses. In 2009, the company did not generate any revenues.

Expenses

Exploration Expenses

For the year ended December 31, 2010, exploration expenses amounted to $1,485 thousand as compared to $195 thousand for the 267 day period ended December 31, 2009. The increase in exploration expenses is a result of the Company having commenced its offshore exploration program in 2010 compared with minimal exploration activities in 2009.

General and Administration Expenses

For the year ended December 31, 2010, general and administration expenses amounted to $3,206 thousand as compared to $1,639 thousand for the 267 day period ended December 31, 2009. The increase in general and administration expenses results primarily from increased activity in Israel, including the hiring of additional staff and the opening of the Company's new office in Israel as well as increased legal, accounting travel and marketing expenses. In addition, share-based compensation increased by $340 thousand.

Issuance expenses

The Company's RTO in August 2009 gave rise to a share issuance expense of $4.9 million calculated as the excess of the fair value of the deemed shares issued to the original shareholders of AMG over the fair value of the net assets of AMG.

Financiing income/expenses

For the year ended December 31, 2010, foreign exchange loss amounted to $5 thousand as compared to a foreign exchange gain of $15 thousand for the 267 day period ended December 31, 2009. Both the loss in 2010 and the gain in 2009 are a result of fluctuations in the NIS and Canadian dollar rates against the US dollar.

Net Loss

The Company reported a net loss and comprehensive loss for the year ended December 31, 2010 of $3,004 thousand as compared to a net loss and comprehensive loss of $6,722 thousand for the 267 day period ended December 31, 2009. The reason for the decrease in the loss despite higher exploration and operating activities in 2010 is a result of increased revenues in 2010 and the one-time charge in 2009 in respect of the RTO issuance expenses.

1.5 Summary of Quarterly results

	QTR	QTR	QTR	QTR	QTR	QTR	QTR
	4	3	2	1	4	3	2
	2010	2010	2010	2010	2009	2009	2009
	U.S. dollars in thousands, except per share data
Revenues	$820	$750	$56	$81	$-	$-	$-
Net Loss	$(1,301)	$(566)	$(487)	$(604)	$(450)	$(6,223)	$(49)
Net Loss per Share	$(0.05)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.18)	$(0.01)

Since the third quarter of 2010, the Company's revenues substantially increased in line with the increase in its exploration activity. Revenues in prior quarters represent income earned on various consulting projects.

Net loss per quarter is a function of the exploration and operational activity during that quarter. There is no seasonal trend. From Q4 2010, the Company has begun to incur significantly higher operational and exploration expenses, including the hiring of additional employees in Israel to support the increased levels of exploration.

1.6        Liquidity

Liquidity is a measure of a company’s ability to meet potential cash requirements. The Company has historically met its capital requirements through the issuance of common shares.

The Company has an accumulated deficit of $9.7 million in 2010, and the Company had negative cash flows from operations of $3 million. The ability of the Company to continue as a going concern depends upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development, and upon future profitable operations from the properties or proceeds from their disposition. The Company is an exploration stage company and has not earned any revenues from its oil and gas properties to date.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. The Company is considering various alternatives with respect to raising additional capital to remedy any future shortfall in capital, but to date has made no specific plans or arrangements. Because of the early stage of the Company's operations and the Company's absence of any material oil and natural gas reserves, there can be no assurance this capital will be available and if it is not, the Company may be forced to substantially curtail or cease exploration, appraisal and development expenditures.

Year ended December 31, 2010 compared to the 267 day period ended December 31, 2009

During the year ended December 31, 2010, the Company's overall position of cash and cash equivalents increased by $6,642 thousand. This increase in cash can be attributed to the following activities: The Company's net cash used in operating activities during the year ended December 31, 2010 was $3,025 thousand as compared to $684 thousand for the 267 day period ended December 31, 2009. This increase is attributable to and consistent with the increase in the Company's exploration and operating activities for the current period, compared to the prior period.

Cash used in investing activities during the year ended December 31, 2010 was $1,087 thousand as compared to net cash used of $365 during the 267 day period ended December 31, 2009. The investment in 2010 relates primarily to restricted cash held by the bank in respect of a letter of credit and the purchase of computers and equipment for the Israeli office. The amount in 2009 relates primarily to a deposit made on the purchase of drilling equipment for the Eitan license.

Cash provided by financing activities for the year ended December 31, 2010 was $10,754 thousand as compared to $3,093 thousand during the 267 day period ended December 31, 2009. The increase is a result of the completion of a $11 million gross private placement in November 2010, as compared to a $2.4 million gross financing from two offerings in 2009 and $897 thousand of cash and cash equivalents acquired as part of the Company’s RTO in August 2009.

There are no legal restrictions on transferring funds between Canada and Israel.

1.7        Capital resources

At December 31, 2010, the Company's cash and cash equivalents were $8.7 million (December 31, 2009 - $2 million), the majority of this balance is being held in US Dollars. The Company's working capital at December 31, 2010 was $10.7 million as compared to $2.2 million as at December 31, 2009.

Commitments

The Company has commitments to the Ministry to complete the work programs on all of the Company’s licenses.

Based on the current commitments, the Company is required to spud at least one well on the Samuel license by October 1, 2012 and on the Gabriella and Yitzhak licenses by December 1, 2012.

The Company has until December 31, 2011 to complete its commitments to the Ministry on the Eitan License

In order to maintain the current licenses, the Company will be required to expend amounts in respect of exploration expenditure. The Company intends to meet all of its drilling and related expenditures as they become due to maintain the Company’s interests in its oil and gas properties. These oil and gas expenditure obligations are not fixed and cannot be pre-determined with certainty. Failure to meet the obligations may result in the loss of the Company’s ownership interests.

The Company's share of the funding commitment for 2011 for the above-mentioned licenses amounts to approximately $4.1 million.

Management of Capital

	December 31,
	2010	2009
	U.S. dollars in thousands
EQUITY
Share capital	$-	$-
Additional paid-in capital	20,286	8,932
Accumulated deficit	(9,680)	(6,722)

Equity attributable to equity holders of the parent	10,606	2,210
Non-controlling interests	631	-

Total equity	11,237	2,210

The Company is an early-stage exploration company and currently does not generate significant cash flows from operations. The Company’s primary source of funds comes from the issuance of share capital. The Company does not use other sources of financing that require fixed payments of interest and principal and is not subject to any externally imposed capital requirements.

The Company defines its capital as share capital plus warrants. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget to manage its costs and commitments.

The Company’s capital management objective is to maximize investment returns to its equity-linked stakeholders within the context of relevant opportunities and risks associated with the Company’s operations. Achieving this objective requires management to consider the underlying nature of exploration activities, availability of capital, the cost of various capital alternatives and other factors. Establishing and adjusting capital requirements is a continuous management process.

Although the Company has been successful at raising funds in the past through the issuance of share capital, there can be no assurance that future financings will be successful. The Company has sufficient funds to meet its exploration program, administrative overhead and working capital needs for 2011.

1.8        Off-Balance Sheet arrangements

See “Commitments” above.

1.9        Transactions with Related Parties

No director or senior officer of the Company, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any proposed transactions, which in either such case has materially affected or will materially affect the Company or the Company's predecessors since the beginning of the Company's last completed fiscal year except as follows:

During the year ended December 31, 2010, the Company incurred $574 thousand in consulting fees and operating expenses to private companies which are controlled by directors or officers of the Company (267 day period ended December 31, 2009 - $65 thousand).

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

1.10      Fourth Quarter

Refer to section 1.5 for details of operational and exploration activities in the fourth quarter.

1.11      Proposed Transactions

There are currently no proposed transactions that are expected to affect the financial condition, results of operations and cash flows of the Company.

1.12      Changes in Accounting Policies including Initial Adoption

Transition to IFRS from GAAP

In February 2008, the Canadian Accounting Standards Board confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) for financial periods beginning on and after January 1, 2011. The Company has elected to adopt IFRS in its financial statements from the reverse take-over acquirer’s inception on April 8, 2009 through to December 31, 2010 in accordance with IFRS. As such, the Company has filed, audited financial statements for the year ended December 31, 2010 and the 267-day period ended December 31, 2009 prepared in accordance with IFRS.

IFRS Conversion

The Company’s IFRS conversion plan was comprehensive and addressed matters including changes in accounting policies, restatement of comparative periods, organizational and internal controls and any required changes to business processes.

Impact of IFRS

IFRS employs a conceptual framework that is similar to Canadian GAAP; however significant differences exist in certain matters of recognition, measurement and disclosure. While the adoption of IFRS will not change the actual cash flows of the Company, the adoption will result in changes to the reported financial position and results of operations of the Company. In order to allow the users of the financial statements to better understand these changes, the Company provided the reconciliations between Canadian GAAP and IFRS in the audited annual financial statements for the year ended December 31, 2010.

Since the Company was incorporated in April 2009, the opening balance sheet in accordance with Canadian GAAP and IFRS is identical. In respect of the balance sheet as December 31, 2010, the accounting for the RTO resulted in the recording of issuance expenses of $4,902 thousand in 2009, which increased the accumulated deficit as well the additional paid-in capital. The difference in accounting treatment had no net effect on total equity.

The only other adjustment in the Company's consolidated financial statements for the year ended December 31, 2010, as a result of the transition to IFRS is due to the recognition of expense for stock based payments awards with graded vesting features. In accordance with Canadian GAAP, entities make an accounting policy election to recognize compensation costs of awards containing only service conditions either on a straight-line basis or on an accelerated basis, regardless of whether the fair value of the award is measured based on the award as a whole or for each individual tranche. Under IFRS, entities must recognize costs on an accelerated basis (each individual tranche must be separately measured). The Company has previously elected the straight line method per Canadian GAAP and as a result of the transition to IFRS has recorded an additional expense of $452 thousand in its statements of comprehensive loss for the year ended December 31, 2010.

The adoption of IFRS has had no significant impact on the net cash flows of the Company. The changes made to the statements of financial position and comprehensive income have resulted in reclassifications of various amounts on the statements of cash flows, however as there has been no change to the net cash flows, no reconciliations have been presented.

Comparative Information

The Company has restated all prior period figures in accordance with IFRS.

1.13      Financial Instruments and Other Instruments

The Company’s financial instruments have been designated as follows:

Cash and cash equivalents	- Held-for-trading;
Restricted Cash	- Held-for-trading;
Accounts receivable	- Loans and receivables;
Accounts payable and accrued liabilities	- Other financial liabilities;

The carrying values of cash and cash equivalents, restricted cash and accounts receivable and accounts payable approximate their fair values due to the short-term maturity of these financial instruments.

Credit risk

The Company manages credit risk, in respect of cash and cash equivalents, and restricted cash, by holding them at major Canadian and Israeli financial institutions in accordance with the Company’s investment policy. The Company places its cash and cash equivalents with high credit quality financial institutions.

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents and accounts receivable. The Company’s exposure is for cash held in bank accounts, including restricted cash, in the amount of $9,692 thousand and on accounts receivable of $71,780 thousand. None of the Company’s accounts receivable are overdue as at December 31, 2010. The restricted cash amounts to $1,006 thousand and primarily relates to a bank guarantee in respect of a Letter of Credit for a supplier to the Yitzhak license.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet current obligations and future commitments. The Company's approach to managing liquidity risk is to forecast cash requirements to provide reasonable assurance that it will have sufficient funds to meet its liabilities when due. As of December 31, 2010, the Company had cash and cash equivalents of $9,692 thousand, restricted cash for an amount of $1,006 thousand and account receivable of $1,780 thousand against current accounts payable and accrued liabilities in the amount of $7,373 thousand.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of three types of risk: interest rate risk, foreign currency risk and other price risk.

(i)         Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its cash equivalents.

(ii)         Foreign currency risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Israel. Most of the Company’s monetary assets are held in US dollars and most of the Company’s expenditures are made in US dollars. However, the Company also has expenditures in New Israeli Shekels ("NIS") and Canadian dollars. A significant change in the currency rates between the NIS and the Canadian dollars relative to the US dollar would not have a material effect on the Company’s future results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. For the year ended December 31, 2010, the Company has recorded an exchange rate loss of $5 thousand.

(iii)        Other price risk

Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign exchange risk. The Company is not exposed to significant other price risk.

1.14      Other MD&A Requirements

(i) Section 5.3 – Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosures are included in section 1.3.

(ii) Section 5.4 – Disclosure of Outstanding Share Data

As of the date of this report, the Company has 100,732,871 common shares outstanding, 19,458,145 warrants outstanding and 8,934,218 options granted to directors, officers and employees.

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